Koor Industries Ltd.
                                 ("The Company")

       Notice of the Annual General Meeting of Shareholders of the Company

A notice is hereby given that the Annual General Meeting of Shareholders will be held on Sunday, July 3, 2005, at 9:00 a.m., Israel time, at the Company's headquarters located at Telrad Building, 14 Hamelacha Street, Park Afek, Rosh Ha'ayin 48091, Israel ("Company Headquarters").

The Following is the agenda and a summary of the Ordinary Resolutions:

     1. To appoint Mrs. Paulette Eitan to serve as an external director, for a second term of 3 years.
     2. To appoint Mr. Rolando Eisen to serve as an external director, for a second term of 3 years.
     3.   To reappoint Somekh Chaikin CPA as the Company's auditors.

An Ordinary Resolution shall be deemed to have been passed, if members present, personally or by proxy, holding shares which represent more than fifty percent (50%) of the voting rights of all of the Ordinary Shares of the holders so present at the Meeting, voted, either personally or by proxy, in favor of such Ordinary Resolution. In the case of the Ordinary Resolutions described in Items 1 & 2 above, such Ordinary Resolutions shall be deemed to have been passed, (i) if the "non-controlling" members (as such term is defined under Israeli Companies Law-1999) present, personally or by proxy, hold shares which represent at least one third (1/3) of the voting rights of all of the Ordinary Shares of the "non-controlling" holders so present and voting at the Meeting, voted, either personally or by proxy, in favor of each such Ordinary Resolution or (ii) if the aggregate votes of the "non-controlling" members that voted, either personally or by proxy, against each such Ordinary Resolution does not exceed one percent of all the voting rights of all of the Ordinary Shares.

A quorum at any Meeting of the Company shall be constituted when there are present, either in person or by proxy, at least two members, who together hold one third of the voting rights in the Ordinary Shares of the Company. If within 30 minutes from the time set for the Meeting a quorum shall not be constituted, the Meeting shall be postponed to the same day at the following week, at the same time and the same place. If within 30 minutes from the time set for the postponement of the Meeting a quorum shall not be constituted, then the Meeting shall be held when at least two shareholders are present either in person or by proxy, regardless of the voting rights represented by them. The Ordinary Resolutions at such a postponed Meeting shall be deemed to have passed in accordance with the percentage thresholds described in the preceding paragraphs.

The Audited Financial Statements of the Company for the year 2004 will be presented at the General Meeting.

The Record Date for the shareholders eligibility to vote in the General Meeting is June 7, 2005.


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The full text of the ordinary resolutions and the financial statements are available at the Office of the Corporate Secretary, Shlomo Heller, Adv., at the Company headquarters, 14 Hamelecha Street, Park Afek, Rosh Ha'ayin, Israel (Telephone: 03-9008420) Sun-Thurs between 8:00 a.m. - 4:00 p.m.

A shareholder that wishes to participate in the Annual General Meeting via a representative or by proxy, will entrust a letter of appointment at the Company headquarters, to the corporate secretary, at least 48 hours before the set date of the meeting.


                                                        Shlomo Heller, Adv.
                                                        Corporate Secretary